Exhibit 99.1

Results of Annual General Meeting of the Company

On May 16, 2024, Ardagh Metal Packaging S.A. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “AGM”) at the Company’s registered office in Luxembourg.  At the AGM, the Company’s shareholders voted on seven proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 5, 2024 and available on the Company’s website. Each of the seven proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 93%.

1.	Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the year ended December 31, 2023 and approve the Company’s consolidated financial statements for the year ended December 31, 2023.

2.	Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the year ended December 31, 2023 and approve the Company’s annual accounts for the year ended December 31, 2023.

3.	Confirm the distribution of interim dividends approved by the Board of Directors of the Company during the year ended December 31, 2023 and approve carrying forward the result for the year ended December 31, 2023.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the year ended December 31, 2023, for the proper performance of their duties.

5.	Re-elect certain Class III Directors of the Company :
●	Abigail Blunt, as a Class III Director until the 2027 annual general meeting of shareholders;
●	Paul Coulson, as a Class III Director until the 2027 annual general meeting of shareholders; and
●	The Rt. Hon. the Lord Hammond of Runnymede, as a Class III Director until the 2027 annual general meeting of shareholders.

6.	Approve the aggregate amount of the directors’ remuneration for the year ending December 31, 2024.

7.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2025 annual general meeting of shareholders.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in Europe and the Americas, has approximately 6,300 employees and recorded revenues of $4.8 billion in 2023.